Exhibit 12.1

THE BURLINGTON NORTHERN AND SANTA FE RAILWAY COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In Millions, Except Ratio Amounts)

(Unaudited)

Nine Months Ended September 30,	2004		2003
Earnings:
Income before income taxes and cumulative effect of accounting change	$967		$1,117
Add:
Interest and fixed charges excluding capitalized interest	99		111
Portion of rent under long-term operating leases representative of an interest factor	144		136
Distributed income of investees accounted for under the equity method	2		2
Amortization of capitalized interest	6		6
Less: Undistributed equity in earnings of investments accounted for under the equity method	9		11

Total earnings available for fixed charges	$1,209		$1,361

Fixed charges:
Interest and fixed charges	$109		$117
Portion of rent under long-term operating leases representative of an interest factor	144		136

Total fixed charges	$253		$253

Ratio of earnings to fixed charges	4.78	x	5.38	x